EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Capitol Acquisition Corp. II (a development stage company) (the "Company") on Amendment No. 2 to Form S-1 [File No. 333-187519] of our report dated April 26, 2013 which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the financial statements of Capitol Acquisition Corp. II as of December 31, 2012 and 2011, for the years then ended and for the period from August 9, 2010 (inception) through December 31, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading "Experts" in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, New York

April 26, 2013